                                                     Filed by LTI Holdings, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                             Subject Company: LTI Holdings, Inc.

                                                   Commission File No. 000-21061
                                                                       333-43098

On August 4, 2000, LTI Holdings, Inc. and SPEEDCOM Wireless International Corporation issued the following joint press release announcing their execution of a definitive merger agreement.

                            -------------------------

                                                                  [Wave Wireless
                                                                Networking logo]

FOR 4:15 PM RELEASE
AUGUST 4, 2000

941-358-9283
941-355-0219 FAX

   LTI HOLDINGS, INC. AND SPEEDCOM WIRELESS INTERNATIONAL CORPORATION EXECUTE
    DEFINITIVE MERGER AGREEMENT; INVESTOR RELATIONS FIRM RETAINED BY SPEEDCOM

ATLANTA, GA, August 4, 2000 - LTI Holdings, Inc. (OTC-BB: LAMT.OB) and SPEEDCOM Wireless International Corporation, a privately held wireless broadband manufacturer based in Sarasota, Florida, jointly announced today that they have signed a definitive merger agreement.

Under the terms of the merger agreement, LTI Holdings will acquire SPEEDCOM in return for shares of LTI Holdings' common stock. Upon completion of the transaction, current LTI Holdings' stockholders will own approximately 8% of the post-merger company and current SPEEDCOM stockholders will own approximately 92% of the post-merger company, subject to adjustment based upon LTI Holdings' cash position at closing. The parties expect to rename the combined company SPEEDCOM Wireless Corporation and continue SPEEDCOM's current business.

The merger is expected to be tax-free to the stockholders of both companies. The closing of the transaction is subject to customary conditions, including the approval of the stockholders of both LTI Holdings and SPEEDCOM and the effectiveness of LTI Holdings' S-4 Registration Statement, filed today with the Securities and Exchange Commission.


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LTI Holdings' Chairman, President & Chief Executive Officer, Michael Noonan
stated, "The merger represents an excellent opportunity for LTI stockholders to participate in a leading company in the exciting wireless broadband industry."

SPEEDCOM'S President, Michael McKinney agreed stating, "We are pleased to be moving one step closer to closing this strategically important transaction. SPEEDCOM's merging with LTI creates an excellent platform for future growth."

SPEEDCOM HIRES DEL MAR CONSULTING GROUP

Separately, SPEEDCOM announced that it has retained The Del Mar Consulting Group, Inc. ("DCG") based in Del Mar, Calif., to assist the Company in the area of Investor Relations, corporate communications and strategic management planning. Robert B. Prag, President of DCG, has extensive experience in these disciplines and has earned an outstanding reputation within the investment community.

ABOUT LTI HOLDINGS

LTI Holdings, formerly known as Laminating Technologies, Inc. had been a developmental stage company supplying a technology to provide barrier laminations in the manufacture of corrugated specialty packaging products. In June 1999, the company sold all of its operating assets and ceased its historical business. Since that time, the company has been seeking to maximize its shareholders' value through a merger, acquisition or similar business combination.

ABOUT SPEEDCOM WIRELESS INTERNATIONAL CORPORATION

SPEEDCOM Wireless International is a six-year old multi-national company based in Sarasota, Florida. Through its Wave Wireless Networking division, SPEEDCOM manufactures a variety of broadband wireless products, including its award winning SPEEDLAN family of wireless Ethernet bridges and routers. ISPs, Telco operators and private organizations throughout the world use SPEEDCOM'S products to provide "last-mile" wireless connectivity between multiple buildings at speeds up to 100 Mbps and distances of more than 25 miles. SPEEDCOM had trailing twelve-month revenues of over $7 million and is an ISO 9001 Registered company. SPEEDCOM competes with other wireless companies including Breezecom (NASDAQ:
BRZE), Waverider (OTCBB: WAVC), Aironet (a division of Cisco (NASDAQ: CSCO)) and Orinoco (a division of Lucent (NYSE: LU)).

                              --------------------

Additional Information and Where to Find It: LTI Holdings has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the merger, and LTI Holdings will mail a proxy statement/prospectus to the stockholders of LTI Holdings and SPEEDCOM containing important information about the merger. Investors and security holders of both LTI Holdings and SPEEDCOM are advised to read the Registration Statement and proxy statement/prospectus regarding the merger carefully because it contains important information. Investors and security holders may obtain free copies of these documents and other documents filed by LTI Holdings at the Securities and Exchange Commission's web site at http://www.sec.gov. The Registration Statement and proxy statement/prospectus may also be obtained from LTI Holdings or SPEEDCOM by directing such requests to the companies.


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LTI Holdings and its officers and directors may be deemed to be participants in the solicitation of proxies from LTI Holdings' stockholders with respect to the merger. Information regarding these officers and directors, including a description of any interests that such directors and executive officers have in the merger, is included in the Registration Statement and proxy statement/prospectus filed with the Securities and Exchange Commission.

                              --------------------

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts are forward looking statements subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements, including the risk that the company may not be able to complete the merger described herein and other risks set forth in the company's Securities and Exchange Commission filings.

                              --------------------

FOR MORE INFORMATION CONTACT:

LTI HOLDINGS, INC.:

Michael E. Noonan
Chairman, President and Chief Executive Officer
770-454-7403
703-451-9131 (fax)

SPEEDCOM WIRELESS INTERNATIONAL CORPORATION

Jay O. Wright
Chief Financial Officer
941-358-9283
941-358-6208 (fax)
http://www.speedlan.com